Exhibit 99.2

Regulation of Telecommunications

On March 30, 2017, VimpelCom Ltd. changed its name to VEON Ltd.

As a global telecommunications company that operates in a number of markets, we are subject to various laws and regulations in each of the jurisdictions in which we provide services. Mobile, internet, fixed-line, voice and data markets are all generally subject to extensive regulatory requirements in each of the countries in which we operate, including strict licensing regimes, anti-monopoly laws and consumer protection regulations.

For a description of the material effects of the these laws and regulations on our business, see “Item 3—D. Risk Factors—Legal and Regulatory Risks—We operate in a highly regulated industry and are subject to a large variety of laws and extensive regulatory requirements,” “Item 3—D. Risk Factors—Legal and Regulatory Risks—New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business” and “Item 3—D. Risk Factors—Legal and Regulatory Risks—Our licenses may be suspended or revoked and we may be fined or penalized for alleged violations of law, regulations or license terms.”

Regulation of Telecommunications in Russia

Regulatory bodies

In accordance with the Russian Constitution and the Federal Law “On Communications,” (the “Communications Law”), the regulation of activity in the field of communications is controlled by the President of the Russian Federation, the Russian Government, the federal body of executive power in the field of communications and other federal executive authorities within their competence. The Ministry of Telecom and Mass Communications of the Russian Federation (the “Ministry”) is responsible for the regulation of telecommunications, mass media, information technology and postal services. In Russia, regulation of the use of the radio frequency spectrum is exercised by the State Commission on Radio Frequencies, which establishes the procedure for the allocation of radio frequencies.

The Ministry is responsible for developing and implementing national policy and legal regulation in the following areas:

•	information technology, including the use of information technology in public resources and promotion of access to such resources;

•	telecommunications, including the allocation and conversion of the radio frequency spectrum, and postal communications;

•	mass media, including electronic media, development of the internet, television and radio broadcasting, and new related technologies;

•	publishing, printing, and distribution of printed media;

•	personal data processing, management over specified state property and provision of public services in the area of information technology; and

•	national policy and legal regulation relating to protection of children from information harmful to their health or development.

The Ministry in turn controls and coordinates the activity of: (i) the Federal Communications Agency, or “Rossvyaz;” (ii) the Federal Agency on Press and Mass Media, or “Rospechat” and (iii) the Federal Supervisory Service for Communications, Information Technologies and Mass Media, or “Roskomnadzor.” The functions of Rossvyaz and Roskomnadzor are particularly relevant to our business. Rossvyaz is responsible for allocating numbering resources and certifying communication facilities. Roskomnadzor’s responsibilities include: telecommunications licensing activities; issuing permissions for, among other things, radio frequency use, control over telecommunications and information technologies; and high-frequency devices.

Regulatory framework

The Communications Law is the principal legal act regulating the Russian telecommunications industry. The Communications Law sets forth general principles for the regulation of the telecommunications industry, including a description of the institutional framework for the federal government’s involvement in the regulation and the administration and operation of the telecommunications industry. The most important aspects of the Communications Law with respect to our business include the federal government’s authority to:

•	license communications service providers;

•	allocate radio frequencies;

•	certify telecommunications equipment;

•	allocate numbering capacity;

•	ensure fair competition and freedom of pricing; and

•	conduct oversight of operators’ compliance with the terms of their licenses and Russian law.

Licenses

In accordance with Russian legislation, licenses to provide telecommunications services are issued by Roskomnadzor on the basis of an application from an eligible applicant or, when applicable, on the basis of results of a tender or an auction. Licenses are generally issued for a term of three to twenty-five years. Roskomnadzor has the right to renew an existing license upon application. An application may be rejected if, as of the date of its submission, the operator has been found to have violated the terms of the license and such violations have not been cured. The Communications Law also regulates the procedures for reissuing a license in the case of a reorganization of the license holder or a transfer of a communications network or operation to another person or persons.

In addition to obtaining a license, wireless telecommunications operators have to receive a permit for radio frequency usage for every radio transmitter they operate. The permit for radio frequency usage is issued by Roskomnadzor on the basis of decisions of the State Radio Frequency Commission and the conclusion of an examination by the Main Radio Frequency Center. This examination evaluates the electromagnetic compatibility of the Radio Electronic Devices (“REDs”) and coordinates radio transmitter usage with the Defense Ministry, the Federal Protective Service and the Federal Security Service of the Russian Federation. Under the Communications Law, permits for the use of radio frequencies are granted for ten years, or a shorter period if such shorter period is requested in the application. Radio frequency permit duration may be extended on the basis of existing regulations and State Radio Frequency Commission decisions. Radio frequency allocation permission may be suspended or terminated for a number of reasons, including failure to comply with the conditions to which the frequency allocation was subject.

Furthermore, the Communications Law regulates material communications equipment, for example a base station, in the same way as real estate property. In particular, wireless telecommunications operators are required to receive construction permits for the base stations, register title to land plots underlying the base stations or establish other legal grounds to use the underlying land, and consider other regulatory aspects of the network before putting the base stations into operation. For further risks, see “Item 3—D. Risk Factors—Legal and Regulatory Risks—It may not be possible for us to procure in a timely manner the permissions and registrations required for our base stations.”

MTRs

The Communications Law and the Federal Law “On the Protection of Competition” allow telecommunications operators, including wireless service operators, to freely establish tariffs for the telecommunications services provided to customers, with the exception of significant operators’ interconnection tariffs and tariffs on universal services. PJSC VimpelCom is not considered to be a significant operator and therefore can independently establish tariffs. However, this independence is limited by the antitrust legislation and requires us to consider the prices of similar services provided by other operators to avoid being sanctioned for abusing a dominant market position. For a description of MTRs in Russia, please see “Item 4—Information on the Company—Interconnection Agreements” in our Annual Report on Form 20-F.

Significant market power (“SMP”)

An operator is presumed to have SMP if it has a share of more than 25% of all mounted numbering capacity or if it can sustain traffic throughput of more than 25% in the particular geographical region or all of Russia. Roskomnadzor maintains an exhaustive list of SMP operators. Operators with SMP must provide interconnect services to all other operators in the market, following mandatory interconnection tariffs, which are regulated. PJSC VimpelCom is not included into this list.

However, PJSC VimpelCom has a “dominant market position” in Russia, which requires us to have economical and technical reasons behind our commercial policies, such as pricing or contracting. If the Federal Antimonopoly Service of the Russian Federation, or the “FAS”, finds a dominating operator’s proposed commercial policies to be groundless, that dominating operator may face legal consequences, such as fines and obligatory requirements to undertake corrective actions.

Pursuant to the Federal Law “On the Protection of Competition”, a company which holds a dominant position individually or collectively with other unrelated companies is subject to restrictions aiming to prevent the abuse of such position to the detriment of other market participants or customers. In particular, the restrictions relate to (i) pricing (among other restrictions, it is prohibited to (a) increase or decrease an existing “monopolistic” (unreasonable) price if it is not caused by an increase or decrease in cost or market conditions or (b) set a different price for the same goods without economic or technological reasons); and (ii) conduct (among other restrictions, it is prohibited to impose unfavorable or unrelated contractual terms on a counterparty or to create barriers to market entry).

If the FAS finds that a company holds a dominant position (individually or collectively) and abuses such position, the FAS may initiate an administrative action and impose on such company or its officers a fine or another administrative liability depending on the type of violation. In particular, an abuse of a dominant position which may not and does not result in the restriction of competition may trigger, among other penalties, a fine of between RUB300,000 and RUB1,000,000. An abuse of a dominant position which may result or did result in the restriction of competition may trigger, among other penalties, a fine of between 1% and 15% of (i) revenue generated from the sale of goods on the market on which the abuse was committed; or (ii) the cost of the goods sold on the market on which the abuse was committed (the fine has a minimum threshold of RUB100,000 and a maximum of 2% of the company’s aggregate revenue).

MNP

Since December 1, 2013, customers have been allowed to port mobile numbers. The maximum charge to the customer to port a mobile number is RUB 100 (approximately US$1.40 as of December 31, 2016) per ported number. PJSC VimpelCom’s business has not been significantly affected from the implementation of mobile number portability.

Data Protection

The Communications Law and the Federal Law “On Personal Data” protects two categories of information: (i) provided telecommunication services and (ii) personal data. Personal data is any information directly or indirectly concerning an individual. Information on provided services includes the personal data of the subscriber and the details of his or her activity on the telecommunication operator’s network. Therefore, the operator has to invest considerable resources to protect both categories of data and comply with rules that relate to collection, processing, storage and use. The rules were amended in July 2014 to require that operators process the personal data of Russian citizens using servers located in Russia. The Russian data localization regime is evolving quickly, and there has been conflicting guidance on some of the requirements. The technical restrictions on processing of this data affect how we are able to deploy new technologies, particularly with respect to cloud, leverage our data and share such information for marketing purposes. The Federal Law “On Personal Data” requires us to receive written consent from individuals before we may transfer data beyond the scope of subscriber’s agreement. Non-compliance could result in administrative sanctions, which could materially impact our operations.

Federal Law No 374-FZ amending anti-terrorism legislation imposed certain obligations on communication providers, including, among others, the obligation to store information confirming the fact of receipt, transmission, delivery and/or processing of voice data, text messages, pictures, sounds, video or other communications (i.e., meta-data reflecting these communications) for a period of three years, as well as to store the contents of communications, including voice data, text messages, pictures, sounds, video or other communications for a period of up to six months (the latter requirement will come into force starting from July 1, 2018). In addition, in accordance with Federal Law No 374-FZ, communication providers are obliged to supply to the investigation and prosecution authorities the information about the users and any other information “which is necessary for these authorities to achieve their statutory goals,” and to provide to the investigation and prosecution authorities any information and codes necessary to decode the information. In addition, under local law, operators will be required to block services for users whose personal data does not correspond to the data registered and stored by operator. This may lead to administrative fines and could impact the effectiveness of our licenses. Most of the provisions of Federal Law No 374-FZ entered into force on July 20, 2016. However, the practical effects of Federal Law No 374-FZ are still unclear, since subordinate legislation is yet to be adopted. For further risks associated with Federal Law No 374-FZ, see “Item 3—D. Risk Factors—Legal and Regulatory Risks—Recent anti-terror legislation passed in Russia could result in additional operating costs and may harm our business.”

Other

Roaming

All commercial policies, including roaming prices, are subject to antitrust monitoring and control on an ongoing basis. The FAS is considering a recommendation to repeal domestic regional mobile roaming charges, which could take effect as early as the end of 2017.

Restrictions on foreign investment

The Federal Law “On the Procedure for Foreign Investment in Business Entities of Strategic Importance for National Defense and State Security” (the “Russian Foreign Investment Law”) limits foreign investment in companies that are deemed to be strategic. Our subsidiary PJSC VimpelCom is deemed to be a strategic enterprise under the Russian Foreign Investment Law. As a result, any acquisition by a foreign investor of direct or indirect control over more than 50.0% of its voting shares, or 25.0% in the case of a company controlled by a foreign government, requires the prior approval of the Government Commission on Control of Foreign Investment in the Russian Federation. In the event of any future transactions resulting in the acquisition by a foreign investor of direct or indirect control over PJSC VimpelCom, such a transaction will require prior approval in accordance with the Russian Foreign Investment Law. The FAS, which administers the application of the Russian Foreign Investment Law, has challenged acquisitions of our shares in the past. As a result, should prior approval be refused, our ability to obtain financing from foreign investors may be limited or delayed, as foreign investors would be required to comply with certain conditions imposed by the FAS pursuant to the Russian Foreign Investment Law.

Furthermore, new limits applicable to mass media for Russian business entities with foreign investments, established by the current laws of the Russia Federation, and new restrictions for audiovisual service providers are expected to be adopted during 2017. Depending on the final wording of the restrictions, these developments could prevent PJSC VimpelCom from providing audiovisual services to its customers or otherwise impact the prospective plans of the company.

For further risks associated with restrictions on foreign investment, see “Item 3—D. Risk Factors—Legal and Regulatory Risks—Laws restricting foreign investment could materially harm our business.”

Sanctions regimes imposed against Russia

For a discussion on current sanctions regimes and their effect on our business in Russia, please refer to the discussion below at “—Sanctions Regimes.” For a discussion of the risks to our business as a result of the current sanctions regimes, please refer to “Item 3—D. Risk Factors—Risks Related to Our Markets—Our operations may be adversely affected by ongoing developments in Russia and Ukraine” and “Item 3—D. Risk Factors—Legal and Regulatory Risks—New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.”

Regulation of Telecommunications in Pakistan

Regulatory bodies

Under the Pakistan Telecommunication (Re-organization) Act, 1996, as amended (the “Telecommunication Act”), responsibility for telecommunications regulation in Pakistan lies with the Ministry of Information Technology (“MoIT”) and the Pakistan Telecommunication Authority (the “PTA”).

MoIT is responsible for shaping and directing Pakistan’s telecommunications and information technology policies. The PTA is an autonomous body that, subject to government-issued instructions and policy directives, implements policy and monitors the activities of the various market participants through licensing, tariff regulation, investigation of complaints (including arbitration of disputes between licensees) and competition. Additionally, the Competition Commission of Pakistan regulates competition within the telecommunications sector under the Competition Act, 2010.

The Frequency Allocation Board (the “FAB”) has exclusive powers to allocate radio frequency spectrum. The PTA receives applications for the allocation and assignment of radio frequency spectrum and, after examination, refers applicants to the FAB for the allocation of frequency.

Regulatory framework

Telecommunications networks and services in Pakistan are principally regulated under the Telecommunication Act and the Pakistan Telecommunication Rules, 2000 (the “Telecommunication Rules”). The Telecommunication Act also defines general rules for the licensing and authorization of telecommunications networks and services and introduces principles of establishment and administration of special funds, which are intended for research and development and a universal services fund.

Licenses

Mobile telecommunication operators are required to have a radio frequency spectrum allocation, which is typically auctioned by the PTA to qualifying bidders, subject to MoIT’s policies and includes a license to operate.

To obtain a license to provide mobile telecommunication services in Pakistan, the PTA requires a written application supported by relevant documents, as set out in the applicable regulations, and information memoranda or advertisements in respect of the relevant license.

Licenses for the provision of mobile telecommunication services in Pakistan are typically issued for fifteen years and may be renewed on such terms and conditions, and with such fees and contributions, which are consistent with the policy of the Government of Pakistan at the time of expiration. The PTA may include such additional terms as it considers appropriate, or it may decline to renew a license for various reasons, including violations of applicable license terms, laws or regulations.

MTRs

MTRs are determined by the PTA and all contracts signed must be submitted to the regulator. For a description of MTRs in Pakistan, please see “Item 4—Information on the Company—Interconnection Agreements” in our Annual Report on Form 20-F.

As described further below, for licensees designated as having significant market power, the PTA proposes an appropriate cost regime for interconnection and applies it to those licensees. Operators that are not subject to SMP in the relevant market may use commercially agreed termination rates.

SMP

According to the Telecommunication Rules, an operator whose share of the relevant market exceeds 25% (based on revenues) will be presumed to have SMP, unless determined otherwise by the PTA. The PTA may also determine that an operator whose share of the relevant market is less than the 25% threshold nonetheless has SMP. Pursuant to the Telecommunications Policy 2015, licensees that are designated as SMP in a relevant market under the Competition Rules are required to:

•	obtain prior approvals from the PTA for the launch of class value added services and any change in prices;

•	provide, on a first-come, first-served basis, National Roaming Services and Infrastructure Sharing, meaning SMP operators will not be allowed to discriminate among operators;

•	pay MTRs as determined by the PTA (instead of the mutually agreed upon MTR paid by non-SMP licensees); and

•	offer infrastructure sharing.

Currently, industry operators are challenging the basis on which the PTA makes SMP determinations on the basis that there are differing thresholds for SMP under the Telecommunications Rules (using a 25% threshold) and the Competition Act of 2010 (using a 40% threshold).

On September 30, 2016, the PTA issued a determination declaring Pakistan Mobile Communications Ltd (PMCL) as having SMP in the retail cellular mobile telecommunications market for Pakistan. Telenor was declared as having SMP in this market in AJK and GB. PMCL has appealed the PTA’s determination in court and its appeal is currently pending. On November 4, 2016, the Islamabad High Court suspended PMCL’s SMP determination while it considers the appeal.

MNP

The Mobile Number Portability Regulations, 2005 provide the eligibility criteria for MNP, the rights and obligations of customers and the duties and responsibilities of mobile operators. The PTA formed a supervisory board with all mobile operators to supervise the centralized database operation and determine the best method for MNP.

MNP was launched throughout Pakistan in March 2007. The current porting rate is PKR 250 (approximately US$2.38 as of December 31, 2016) per completed port. The Mobile Cellular Policy 2004 and Telecommunication Policy 2015 encourage (but do not require) domestic roaming and infrastructure sharing, and those matters are left to the various operators to negotiate commercial terms. Although a limited number of operators in Pakistan originally benefited from MNP, the impact of MNP in Pakistan has dissipated considerably over the past few years and focus has shifted away from the MNP competitive arena.

Data Protection

We are subject to the following data protection statutes and regulations:

•	The Pakistan Telecommunication (Re-organization) Act, 1996;

•	The Prevention of Electronic Crimes Act, 2016;

•	The Investigation for Fair Trial Act, 2013;

•	The Pakistan Telecommunication Rules, 2000;

•	The Subscribers Antecedents Verification Regulations, 2010;

•	The Telecom Consumer Protection Regulations, 2009;

•	The Mobile Number Portability Regulations, 2005; and

•	The Protection from SPAM, Unsolicited fraudulent and obnoxious communication Regulations, 2009.

We are also subject to specific conditions pertaining to privacy and confidentiality of customer information, which are contained in our telecommunication licenses.

Under the applicable data protection laws, we have a responsibility to protect customer information and to ensure that information is not used or shared without customer consent, except as required under the law. We also have a responsibility to ensure that information is not transferred or stored outside of Pakistan.

Other

Biometric Verification

Following a number of terrorist attacks, the Government of Pakistan introduced Standard Operating Procedures requiring all mobile operators to re-verify their entire customer base through biometric verification with the exception of SIM cards issued in the names of companies for use by employees. For PMCL, this involved the re-verification of more than 38 million SIM cards, and SIM cards that could not be verified had to be blocked by the operators. As a result of the re-verification, PMCL lost customers but retained 87% of its subscriber base. For a further discussion of the material effects of this law on our business, see “Item 3—D. Risk Factors—Legal and Regulatory Risks—New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.”

Telecommunications Policy 2015

On December 11, 2015, the Government of Pakistan approved a new telecommunications framework, the Telecommunications Policy 2015, which introduced approximately 50 new telecommunications regulatory frameworks to be developed by the PTA after the requisite consultation process with the telecommunications industry. Certain legislative and regulatory changes are expected in the implementation of these frameworks, including: (i) the introduction of competition rules; (ii) changes in the interconnection regime; (iii) changes in national roaming and infrastructure sharing requirements; (iv) allocation and assignment of spectrum in order to maximize social and economic benefits; (v) the establishment by the PTA of an environmental regulatory framework for the sector; and (vi) the prescription by MoIT of rules for lawful interception.

The Pakistan Prevention of Electronic Crimes Act 2016 introduced sentencing and heavy fines for acts such as spam messaging, accessing of unauthorized data, acquiring or selling of identification information, tampering with a device identifier and the issuance of a SIM in an unauthorized manner. The powers of the Federal Investigation Agency have been enhanced in order to enforce this law. This has a direct impact on our business, as many of the usual forms of marketing in Pakistan are now prohibited by law.

Sales Tax Act

Following amendments to the Sales Tax Act 1990 in mid-2014, a requirement was imposed on operators to charge, collect and pay sales tax on the provision of SIM cards and the activation of handsets. Due to the high amount of competition in the market, we are unable to pass on this expense to customers.

Regulation of Telecommunications in Algeria

In Algeria, our holding company is Omnium Telecom Algérie (OTA) S.p.A. (“OTA”) and our operating company is Optimum Telecom Algeria S.p.A. (“Optimum”). During the course of 2016, the operating company changed from OTA to Optimum. Historical references to our operating company in Algeria have therefore been retained as OTA throughout.

Regulatory bodies

The Ministry of Post, Information Technology and Communications (the “MPTIC”) is responsible for shaping and directing Algeria’s telecommunications policies.

The Autorité de Régulation de la Poste et des Télécommunications (the “ARPT”), a body established as an independent and financially autonomous regulator, acts as an advisor to the MPTIC and is in charge of implementing policies and monitoring the market, ensuring effective competition, allocating frequencies dedicated to telecommunications services and managing the numbering plan. Additionally, the ARPT is responsible for the arbitration of disputes involving operators and end users. From January 2015, the ARPT has been empowered to issue financial sanctions against operators who are not compliant with applicable law. In October 2015, a procedure to issue such sanctions was established.

The Algerian National Competition Council governs competition matters.

Regulatory framework

The main elements of the regulatory framework applicable to the telecommunications sector in Algeria are embodied in the Post and Telecommunications Law of August 2000, which (i) establishes general rules for the organization of the telecommunication sector, (ii) creates and determines the mandate of the national regulatory authority, (iii) defines general rules for the licensing and authorization of telecommunications networks and services and (iv) introduces principles allowing the development of competition in the sector.

Licenses

The ARPT is responsible for granting telecommunication licenses. The license shall be issued to any physical or legal person who commits to comply with the conditions in the tender specifications. The procedure for a tender is determined by regulation.

Mobile licenses are automatically renewed and in full force as soon as the license owner has satisfied all of its obligations related to the operation of the network and the provision of services. Any refusal to renew a license must be for good cause, based on a ministerial decision and following a formal recommendation by the ARPT.

Retail market regulation

According to the terms of their telecommunications licenses, Algerian operators must submit all their retail offers to the ARPT for approval 30 days before introducing such offers to the market.

From January 2009 to May 2016, ARPT has established rules regulating the promotions that mobile operators may offer. These rules limit the frequency and duration of promotions and, to some extent, reduced the intensity of competitive promotions. Since May 2016, these rules ceased to apply to mobile operators, providing Optimum more freedom in relation to its marketing strategies.

SMP

From February 2007 to September 2016, Optimum/OTA was designated as an SMP operator in the retail market for GSM communications by the ARPT. As a result, Optimum/OTA was required to follow more stringent obligations as its retail tariffs were subject to non-discrimination and margin squeeze tests prior to approval by the ARPT. In September 2016, ARPT decided to withdraw the designation of Optimum as an SMP operator. Therefore, since the SMP regulations mentioned above no longer apply to Optimum, it now has more freedom in marketing and pricing its products.

MTRs

All interconnection agreements and interconnection prices must be approved by the ARPT prior to becoming effective. The ARPT monitors interconnection prices to ensure that they are cost based and review such prices on an annual basis.

Since July 2006, the ARPT set national termination rates for Optimum/OTA that were lower than those of other mobile operators. In the reference interconnection offer approved for the 2016/2017 period, the ARPT decided to enforce the same SMS termination rate for all mobile operators and to reduce significantly the level of asymmetry between Optimum and other mobile operators’ voice termination rates. We have appealed to the State Council and to the ARPT’s Council regarding the ARPT’s MTR decisions, seeking more favorable interconnection tariffs and a more symmetrical voice MTR.

Optimum currently has interconnection agreements with the fixed incumbent operator, the other two mobile operators and the three currently authorized VoIP operators in Algeria. For a description of MTRs in Algeria, please see “Item 4—Information on the Company—Interconnection Agreements” in our Annual Report on Form 20-F.

MNP

There is currently no number portability for mobile or fixed-lines in Algeria.

Data Protection

The relevant data protection regulations are embodied in the Constitution, the penal code and the license terms.

The new Algerian constitution states that the private life of citizens is inviolable and protected by law. Secrecy of correspondence and private communications, in all its forms, is guaranteed. The protection of individuals with regard to the processing of personal data is a fundamental right guaranteed by the law that punishes the violation.

The penal code defines the offense of deliberately violating the privacy of others by capturing, storing or transmitting, without authorization or consent of their author, communications or words spoken in private or confidence and refers to sanctions against persons or companies that fraudulently maintain databases or attempt to do so.

According to their license terms, mobile operators must take measures to ensure the protection and confidentiality of personal information they hold or process or register within the client database, compliance with legal and regulatory provisions and confidentiality of information held on users in its contractual relations with any subcontractors.

Cloud computing services provision is subjected to obtaining an authorization granted by the ARPT, the terms of which have not yet been defined by the ARPT.

Further regulations are expected with respect to protecting personal data in Algeria, especially regarding the hosting of personal data in the national territory and banning of its transfer outside of Algeria.

Other

SIM card identification

In 2010, the Algerian government introduced a new penalty scheme through the Supplemental Finance Act for mobile operators failing to identify mobile SIM cards. Mobile operators may be fined DZD150,000 (approximately US$1,371 as of December 31, 2016) per unidentified SIM card. Further, implementing legislation remains to be enacted in connection with this scheme. The ARPT requires the operator to suspend lines of customers not properly identified 30 days after their SIM card activation. In this respect, the audits conducted by the ARPT may lead to the suspension of legacy customers if the required document is not collected within the time limits. As a result, we have lost customers and we may incur additional fees. VEON Ltd.’s and/or Optimum’s management may also have to devote additional time and/or resources. For a further discussion of the material effects of this law on our business, see “Item 3—D. Risk Factors—Legal and Regulatory Risks—New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.”

Spectrum neutrality

Spectrum neutrality allows operators to use the allocated spectral resources for providing 2G/3G and 4G services. In 2016, the principle of spectrum neutrality has been enforced in all bands allocated to mobile operators under the supervision of the ARPT.

Universal service of telecommunications

In April 2015, the ARPT launched a tender to select operators to provide universal services in 97 rural communes in over 28 provinces. Services provided through the framework of the universal service of telecommunications will be funded by the universal services fund. In January 2016, Optimum was awarded 37 communes representing more than 42% of the population covered in the framework offer.

Regulation of Telecommunications in Bangladesh

Regulatory bodies

The Bangladesh Telecommunications (Amendment) Act, 2010 (the “BTA”) introduced a separation of responsibilities between the telecommunications regulator and government ministry in Bangladesh. Under the BTA, the responsibilities of issuing licenses for telecommunications systems and services, as well as the regulation of telecommunications activities, are assigned to the Bangladesh Telecommunication Regulatory Commission (the “BTRC”). However, the supervision of telecommunications licensees and the approval of the BTRC’s proposals for issuing licenses was transferred to the Posts and Telecommunications Division (“PTD”) (within the Ministry of Posts, Telecommunications and Information Technology of Bangladesh). As a result, the BTRC is currently the executive body for telecommunications policies, while the PTD supervises and monitors all activities of the BTRC.

Regulatory framework

The main elements of the regulatory framework for the telecommunications sector in Bangladesh are embodied in the BTA, which establishes rules relating to the supply of telecommunications services in Bangladesh. Pursuant the BTA, BTRC, has issued many regulations, directives, policies, and guidelines for the telecommunication industry, including The Bangladesh Telecommunication Regulatory Commission (Licensing Procedure) Regulations, 2004, the International Long Distance Telephony Service (ILDTS) policy, guidelines for infrastructure sharing, and regulatory and licensing guidelines for nationwide telecommunication transmission networks.

Licenses

The issuance of any telecommunications license is at the sole discretion of the BTRC, subject to approval from the PTD. The BTRC must submit a report to the PTD for its approval, prior to granting any license.

The BTRC reserves the right to set the criteria and conditions for license eligibility, to specify any applicable fees and charges and to determine the duration and conditions of any license. Generally, licenses are issued for a certain period of time subject to renewal, and the applicable validity period, renewal requirements and other conditions are set out in the license.

In addition, the provisions of the BTA grant the BTRC the power to renew, suspend, cancel and control the transfer of licenses. The BTRC, with the prior permission of the PTD, may amend any condition of any license issued pursuant to the BTA, and the PTD, on its own initiative or at the request of a licensee, may instruct the BTRC to amend any license condition.

MTRs

The BTRC has set various interconnection rates and interconnection revenue sharing arrangements. For domestic outgoing calls, mobile-to-mobile phone calls, and the PSTN calls, interconnection charges are set at BDT 0.22 (approximately US$0.003 as of December 31, 2016) per minute, and the interconnection revenue is shared between the ICX (BDT 0.04 per minute) and the terminating operator (BDT 0.18 per minute). For international outgoing calls, the interconnection charge varies depending on the charges of the overseas carrier, with the revenue shared among the ANS, operator, the ICX, the IGW and the BTRC, pursuant to a revenue sharing model established by the BTRC. For international incoming calls, the termination charge was reduced from BDT 2.34 (approximately US$0.03 as of December 31, 2016) per minute to BDT 1.17 (approximately US$0.015 as of December 31, 2016) per minute in September 2014, and the revenue is shared among ANS operators, ICXs, IGWs and the BTRC, according to the percentages set by the BTRC. For a description of MTRs in Bangladesh, please see “Item 4—Information on the Company—Interconnection Agreements” in our Annual Report on Form 20-F.

In 2008, pursuant to the International Long Distance Telecommunication Services Policy, the BTRC issued a limited number of IGW, ICX and International Internet Gateway (“IIG”) licenses to local companies. In 2012, the BTRC awarded additional licenses to local entrepreneurs, and there are currently 29 IGW, 26 ICX and 36 IIG, in addition to 42 Internet Protocol Telephony Service Provider, or “IPTSP,” and 881 VoIP Service Provider, or “VSP,” licenses in place.

MNP

The BTRC has issued a new licensing guideline for MNP Service providers through which third party entities may be awarded a license to provide MNP service across the country. Though no formal declaration has been made by the BTRC, the market expects licenses to be awarded through a beauty contest (also known as a “comparative tender”). According to the guideline, an auction was scheduled on September 28, 2016 which was subsequently postponed until further notice.

Data Protection

There is currently no legislation in Bangladesh specifically on data protection. However, pursuant to some of our licensing terms and BTRC directives, we may be prohibited from sharing subscriber data.

Other

SIM re-verification

In Bangladesh, the government of Bangladesh initiated a SIM re-verification requirement starting in December 16, 2015. As a result, we have lost customers and we may incur additional fees. VEON Ltd.’s and/or BDCL’s management may also have to devote additional time and/or resources. For a further discussion of the material effects of this law on our business, see “Item 3—D. Risk Factors—Legal and Regulatory Risks—New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.”

National Board of Revenue of Bangladesh tax

Effective July 1, 2014, the National Board of Revenue of Bangladesh imposed a tax of BDT 100 (approximately US$1.27 as of December 31, 2016) on SIM replacement. In addition, the Government of Bangladesh formed the National Telecommunication Monitoring Center in 2010 to conduct Lawful Interception, a form of phone surveillance, as permitted under the BTA, and telecommunications operators in Bangladesh are responsible for the cost of maintaining the software and equipment for such phone surveillance. Further, in March 2016, the National Board of Revenue imposed a 1% surcharge on mobile usage payable through indirect taxation to end users through mobile operators. There is also a supplementary duty on mobile usage, which is also ultimately payable by the end user, which was increased from 3% in June 2015 to 5% in June 2016.

Regulation of Telecommunications in Ukraine

Regulatory bodies

According to the Ukraine Telecommunications Law (“UTL”), the main governmental authorities that manage the telecommunications industry in Ukraine are the Cabinet of Ministers, State Service of Special Communications and Information Protection of Ukraine (the “Administration”) and the National Commission for the State Regulation of Communication and Informatization (“NCCIR”).

The Cabinet of Ministers is responsible for forming general policy, ensuring equal rights for developing the forms of ownership, managing state-owned assets and directing and coordinating ministries and other central governmental bodies in the area of telecommunications.

The Administration develops state policy proposals in the area of telecommunications and is responsible for their implementation within its authority granted by law. The Administration also has the authority to prepare draft legislation and define the quality requirements for telecommunications services and technical standards for telecommunications equipment.

The NCCIR is the main regulatory and controlling body in the area of telecommunications and use of radio frequencies. The NCCIR issues licenses for the provision of licensed telecommunications services and the use of radio frequencies, maintains registries of telecommunications operators and providers, allocates numbering capacity to telecommunications operators and controls the quality of telecommunications services.

Regulatory framework

The UTL and the Ukraine Frequency Law (“UFL”), both as amended from time to time, are the principal laws regulating the Ukrainian telecommunications industry. The UTL includes various regulations by the Ukrainian Government and other governmental authorities to supplement the legal framework of the telecommunications industry.

The UTL sets forth general principles for the regulation of the telecommunications industry in Ukraine, including a description of the institutional framework for the government’s involvement in the regulation, administration and operation of the telecommunications industry in Ukraine. The UFL regulates the allocation and use of the frequency bands in Ukraine.

The most important aspects of the law with respect to our business include the state government’s authority to:

•	license communications service providers;

•	allocate radio frequencies;

•	certify telecommunications equipment;

•	allocate numbering capacity;

•	ensure fair competition and freedom of pricing and develop and implement government policy on telecommunications and frequency allocations; and

•	conduct oversight of operators’ compliance with the terms of their licenses and Ukrainian law.

Licenses

In accordance with Ukrainian legislation, licenses to provide telecommunications services stipulate that the telecommunication operator’s activity involves the use of a radio frequency resource and the license to provide telecommunications services are issued at the same time as the license for the use of radio frequency. If the demand for radio frequency exceeds availability, licenses are issued based on the results of a tender or auction held by the NCCIR. Licenses are issued for a term of five to fifteen years. NCCIR has the right to extend the existing license at the request of the operator, or to take a negative decision if, at the date of filing of the application for an extension, violations of licensing conditions by the operator have been recorded and such violations have not been cured.

After obtaining a license to provide telecommunications services and the use of the radio frequency resource, telecommunications operators are required to obtain permission to operate REF and private radio networks (radio transmitters, base stations, microwave links). In accordance with the law on the radio frequency resource in Ukraine, permissions for REF operations are issued for a period not exceeding the period of validity of the relevant operator’s licenses for the use of radio frequency resource. The permit may be extended at the request of the operator to NCCIR. NCCIR will extend the license unless a violation of the licensing conditions has occurred and as long as there are no preconditions, such as the refarming of frequencies or the introduction of new radio technologies, for the termination of a specific radio technology in the radio frequency band.

MTRs

The UTL allows telecommunications operators, including wireless service operators, to establish tariffs for the telecommunications services provided to customers, with the exception of tariffs on universal services and data traffic channeling by SMP telecommunications operators. For a description of MTRs in Ukraine, please see “Item 4—Information on the Company—Interconnection Agreements” in our Annual Report on Form 20-F.

Effective January 1, 2017, the NCCIR introduced new tariffs for the provision of commonly accessible (universal) services, including fixed-line local services to fixed-line customers. As a result, the tariffs for local calls and monthly subscription fees increased, though this is not expected to have a material impact on Kyivstar’s operations.

International incoming MTRs were lowered in 2016.

SMP

The NCCIR regulates telecommunications services markets, studies the competitive environment in the telecommunications market, determines SMP operators and regulates interconnection tariffs charged to access SMP operators’ and dominant operators’ networks and the technical, organizational and economic terms of interconnection agreements involving such operators. An operator is presumed to have SMP if it has a share of more than 25% of the total revenue of all telecommunications operators and providers operating in the respective telecommunications services market. On October 20, 2011, the NCCIR determined the SMP operators in the markets for terminating calls on fixed-line and mobile networks and on December 1, 2011, it approved mandatory interconnection tariffs for the SMP operators in such markets. Our operations in the Ukraine are deemed to have SMP and are subject to these regulations. The NCCIR is planning to introduce changes in the UTL defining SMP for different markets.

A law titled “On electronic communications” is expected to be adopted in 2017 to, among other things, increase the authority of the national regulatory authority to analyze communication services markets to determine significant market power operators. The draft legislation also includes a new list of regulatory restrictions for significant market power operators, including controls on wholesale and retail tariffs and infrastructure sharing and an obligation to verify all subscribers. As the legislation has yet to be adopted, it is unclear what effects these new regulations will have.

MNP

Although MNP has not yet been implemented in Ukraine, the government has passed legislation requiring mobile operators to provide a national roaming service and to provide customers with the ability to transfer their mobile numbers from one telecommunication network to another. The technical requirements for MNP implementation have not yet been approved. The implementation of MNP is expected in the second half of 2017.

MNP benchmarks in the CIS states did not have strong impact on total market because of bureaucracy, the fee burden and the alternative of buying a second SIM to decrease expenses. For example, the ratio of port-out subs in total subs base in the first year of MNP in Russia and Kazakhstan was very low. Kyivstar JSC expects the same impact for Ukrainian market.

Data Protection

According to “On Protection Of Personal Data,” Law of Ukraine of June 2010, personal data is defined as the information or aggregate information about a natural person who is identified or may be identified (e.g. name, ID code, and passport data). In Ukraine, most subscribers are not identified. However, content, traffic and location are also defined as subscriber’s data. The transmission of personal data requires the transferor to obtain consent from the person whose personal data is being transferred. The party to which the personal data is transferred is required to have implemented the requirements of the Law of Ukraine On Protection of Personal Data. This law is not expected to have a significant impact on Kyivstar’s operations.

Personal data may only be transferred to foreign parties in the specific cases stipulated by law or an international treaty and only on the condition that an adequate level of personal data protection is ensured by the relevant foreign state.

Part 3 of art. 34 of the Law of Ukraine “On telecommunications” requires telecommunications operators and providers to ensure and be responsible for protecting the confidentiality of information concerning subscribers which was made available to them at the time of entering into a telecommunication services agreement. Information concerning the consumer and concerning the services they have received may be provided in observance of the procedure defined by the law. In all other cases, the information described above may only be disclosed subject to the consumer’s written consent.

Other

SIM re-verification

A law titled “On electronic communications” is expected to be adopted in 2017 to, among other things, include a new obligation to verify all subscribers. The entry into force of the requirements is expected to be a year and a half from the date of adoption of the law. Expenses of all operators will increase due to the initial investment required for implementation. Though SIM re-verification procedures lead to a loss of customers, the law isn’t expected to have a substantial effect on Kyivstar subscribers owing to the company’s coverage and mobile network quality. For a further discussion of the material effects of this law on our business, see “Item 3—D. Risk Factors—Legal and Regulatory Risks—New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.”

Sanctions regimes imposed against Ukraine

For a discussion on current sanctions regimes and their effect on our business in Ukraine, please refer to the discussion below at “—Sanctions Regimes.” For a discussion of the risks to our business as a result of the current sanctions regimes, please refer to “Item 3—D. Risk Factors—Risks Related to Our Markets—Our operations may be adversely affected by ongoing developments in Russia and Ukraine” and “Item 3—D. Risk Factors—Legal and Regulatory Risks—New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.”

Regulation of Telecommunications in Uzbekistan

Regulatory bodies

The government authorities responsible for supervising the telecommunications industry in Uzbekistan are the Ministry for Development of Information Technologies and Communications of the Republic of Uzbekistan and the Uzbek Communications Committee, which is the specially authorized state administration authority that is responsible for regulating the telecommunications industry in Uzbekistan.

In accordance with the Uzbek Telecommunications Law, businesses offering communications services in the Republic of Uzbekistan may be privately or publicly held by Uzbek or foreign national individuals or legal entities. All owners of telecommunications networks have equal rights and enjoy equal protection guaranteed by the law, and the legislation imposes no restrictions on foreign investors.

The State Inspectorate for supervision of communications, information and telecommunication technologies is responsible for monitoring compliance by telecommunications companies with license requirements and conditions.

The State Committee of Uzbekistan on Privatization, Demonopolization and Development of Competition is a government body which focuses on the expansion of economic reforms, acceleration of denationalization and privatization processes, and provision of development and support of private entrepreneurship in Uzbekistan.

Regulatory framework

The main statutes that govern the telecommunications industry in Uzbekistan are (i) the Uzbek Communications Law dated January 13, 1992 (as amended); (ii) the Radio Frequency Spectrum Law dated December 25, 1998; (iii) Protection of Consumers’ Rights dated April 26, 1996; (iv) the Uzbek Telecommunications Law dated August 20, 1999 (the “Uzbek Telecommunications Law”); (v) Licensing Certain Types of Business dated May 25, 2000; and (vi) the Uzbek Competition Law dated January 6, 2012 (the “Uzbek Competition Law”).

These laws determine the general legal and economic basis for organizing communications systems, establishing rights and duties of a company in terms of ownership, use, disposal and management of communications equipment when setting up and operating communications networks and providing communications services.

The most important aspects of the law with respect to our business include the federal government’s authority to:

•	license communications service providers;

•	allocate radio frequencies;

•	certify telecommunications equipment;

•	allocate numbering capacity;

•	ensure fair competition and freedom of pricing; and

•	conduct oversight of operators’ compliance with the terms of their licenses and Uzbek law.

Licenses

The issuance of any telecommunications license is at the sole discretion of the Ministry for Development of Information Technologies and Communications. The Ministry will take a decision on issuing a license within 30 days from the date when an application is filed. The Ministry can deny issuing a license only if:

•	the presented documents are not properly executed;

•	the documents contain false information; or

•	the applicant does not meet the license terms and requirements.

The law does not provide any further grounds for denial.

Licenses are issued for a set period of time from five to fifteen years, subject to renewal, and the applicable renewal requirements and procedures are the same as for obtaining the license. In addition, the Ministry has the power to renew, suspend, cancel and control the transfer of licenses.

MTRs

Local MTRs are not regulated in Uzbekistan. According to current legislation, MTRs are determined on the basis of the contracts between operators. Due to the inclusion of Unitel LLC on the list of SMP operators, the State Committee of Uzbekistan on Privatization, Demonopolization and Development of Competition adopted a decision requiring Unitel LLC to establish consistent MTRs for all operators. For a description of MTRs in Uzbekistan, please see “Item 4—Information on the Company—Interconnection Agreements” in our Annual Report on Form 20-F.

SMP

On September 19, 2013, Unitel was recognized as an SMP. A position is said to be dominant where a business or group of persons has a market share of 65.0% or more. Nevertheless, if a business holds a market share of between 35.0% and 65.0%, it may be deemed to have a dominant position, subject to a determination by the State Committee of Uzbekistan on Privatization, Demonopolization and Development of Competition based on the size of market share, the stability of the business’s market share, the share taken by competitors, the ease of access to the market for new competitors and other criteria relevant to the given market.

As of November 2, 2013, Unitel LLC has been obliged to declare all its tariffs to the Ministry of Finance of Uzbekistan for approval. Despite numerous attempts by Unitel LLC to obtain approval in accordance with the Uzbek Competition Law, the Ministry of Finance has not yet granted such approvals.

However, in 2016, the regulator introduced a tax rate of 50% of profits for mobile operators that have profitability over 20%. As we were recently informed that this tax rate includes approval of tariffs, it is therefore not likely that they will provide us with any other approval.

MNP

There is currently no charge for customers to port numbers and mobile operators are not required to pay annual fees for number portability.

Data Protection

Currently, data protection is regulated by Uzbek Laws “On Informatization” and “On Principles and Guarantees of Freedom of Information,” as well as by the Regulation on the Order of Documentation of Information, Registration of State Information Resources approved by an Order of the Ministry for Development of Information Technologies and Communications. Under these laws, personal data and other confidential information cannot be collected and distributed without the consent of the owner of such information. Additionally, transfer of such data abroad is limited. There are currently gaps in legislation and therefore it is a common practice to send requests to authorized state bodies for official clarification on certain issues. Unitel LLC received an official letter of the Ministry for Development of Information Technologies and Communications clarifying that customers’ personal data cannot be transferred abroad and access from abroad cannot be granted to databases containing such information. There is a draft of a new Law On Personal Data, which is expected to be adopted in 2017.

Regulation of Telecommunications in Kazakhstan

Regulatory bodies

Under the Kazakhstan Communications Law dated July 5, 2004 (the “Kazakhstan Communications Law”), the Ministry of Information and Communication (the “MIC”) is the central executive body authorized to implement state policy and governmental control with respect to telecommunications and to adopt relevant acts.

The Government sets forth the procedures and payment to access frequencies for the provision of telecommunications services. The Inter-Agency Commission on Radio Frequencies (“ICR”), a consultative-advisory agency of the Kazakh government, provides recommendations on government policy regarding frequencies. The National Security Committee and certain other governmental defense bodies also maintain a level of control over the telecommunications industry as part of their investigative operations.

Competition matters in Kazakhstan are regulated by the Committee on Regulation of Natural Monopolies and Protection of Competition (the “Antimonopoly Committee”) of the Ministry of the National Economy. The Antimonopoly Committee is authorized to prepare and implement state policy for the protection of competition, for example, by coordinating with state authorities, reviewing compliance with competition laws, conducting investigations and approving concentrations of entities.

Regulatory framework

The Kazakhstan Communications Law is the principal act regulating the telecommunications industry in Kazakhstan and sets forth general principles for the regulation of the telecommunications industry, the authority of each regulatory body, the rules governing telecommunications network cooperation and consumer rights protections.

The Kazakhstan Communications Law grants the Kazakh government broad authority with respect to the telecommunications industry in Kazakhstan. The most important aspects with respect to our business include the government’s authority to:

•	develop and implement government policy on telecommunications and frequency allocations;

•	approve allocation of radio frequencies;

•	approve procedures for auctions of telecommunications licenses; and

•	approve the licensing terms, conditions and qualification requirements when granting telecommunications licenses.

The participation of foreign capital in Kazakhstan’s telecommunications market is limited by law. It is forbidden for foreign legal entities or individuals to control and operate backbone networks without the establishment of a legal entity in Kazakhstan and to obtain more than 10.0% of voting shares in an International Long Distance (“ILD”) operator without MIC consent, as well as the consent of national security authorities. In addition, foreign legal entities or individuals are not allowed to possess, use, dispose of or control (directly or indirectly) more than 49.0% of the total voting shares of an ILD operator who possesses surface communication lines (cables, including fiber optic and radio-relay cables) without governmental consent, based on the conclusion of MIC, as well as the consent of national security authorities.

In addition, all telecommunications operators in Kazakhstan are required to maintain control centers, which are responsible for monitoring, incident management, planning work and management reporting, for their networks within the territory of Republic of Kazakhstan, and the chief technical officer of each operator must be a citizen of the Republic of Kazakhstan.

Licenses

In accordance with legislation of the Republic of Kazakhstan, licenses to provide telecommunications services are issued by the Ministry of Information and Communication. The Law “On permits and notifications” regulates permits, certain types of activities or actions and the procedures for issuing and re-issuing licenses. A license to provide telecommunication services is a first class permit, meaning it is inalienable and without a time limit.

In addition to obtaining a license, wireless telecommunications operators must have a permit for radio frequency usage for every radio transmitter which they operate. Permits for radio frequency usage are issued by the Ministry of Information and Communication. Under the Communications Law, permits for the use of radio frequencies are subject to extension every year after the payment of the frequency fee for the first quarter of the current year. Radio frequency permits may be suspended or terminated for a number of reasons, including failure to comply with the conditions to which the frequency allocation was subject.

MTRs

Starting in 2013 and according to a memorandum signed between mobile operators, the MTR has decreased by 15% on an annual basis. As of December 31, 2013, the MTR was KZT 11.1 per minute (approximately US$0.033 as of December 31, 2016) between mobile networks, and KZT 13.2 per minute (approximately US$0.040 as of December 31, 2016) for fixed networks.

In 2015, mobile operators in Kazakhstan reached an agreement to set MTR at 8.0 KZT per minute (approximately US$0.024 as of December 31, 2016) for 2015 and 5.0 KZT per minute (approximately US$0.015 as of December 31, 2016) for 2016.

On April 16, 2014, KaR-Tel received notice from the MIC regarding a further decrease in the maximum permitted price set for entities holding a dominant position in the relevant market for inbound traffic to KZT 8.88 per minute (approximately US$0.027 as of December 31, 2016), excluding VAT.

The structure of interconnect agreements is set by the MIC and dominant operators are required to enter into an interconnect agreement with any operator requesting interconnection.

SMP

In 2007, KaR-Tel was recognized as a company with SMP and was included in the list of dominant companies in terms of mobile services. As a result, the company is subject to the regulated market and has a range of obligations and limitations on pricing.

According to the results of monitoring prices and on the basis of complaints and information received indicating the establishment of unreasonable prices, including in cases of violations by operators, the MIC examines prices in accordance with the pricing rules for regulated markets.

In addition, KaR-Tel is obliged to notify the MIC in writing not less than 30 calendar days prior to the impending increase in the prices of services above the maximum price and the reasons for their increase, together with substantiating materials that support the stated reasons for the increase (in accordance with pricing rules).

Without exceeding the maximum price, KaR-Tel has the right to reduce and increase prices of produced (sold) services provided that it informs the MIC as to the reasons for the reduction or increase no later than five working days from the date of such reduction or increase.

On January 1, 2017, the Entrepreneurial Code abolished the list of dominant companies. As a result, though Kar-Tel is still designated as a company with SMP and thus subject antimonopoly legislation and monitoring, as of January 1, 2017, Kar-Tel no longer has to fulfill the several obligations imposed by being on this list, such as regular reporting to the antimonopoly agency.

MNP

MNP was launched on January 1, 2016. There is currently no charge for customers to port numbers, and mobile operators are required to pay annual fees for the maintenance of the MNP data base. The current annual cost for KaR-Tel is approximately USD 330,000. KaR-Tel’s business has not been significantly affected from the implementation of mobile number portability.

Data Protection

The Law of the Republic of Kazakhstan on Personal Data and Their Protection was adopted in 2013. It includes requirements with respect to gathering, processing, storing and the protection of personal data. Personal data may only be stored in Kazakhstan and there is an obligation to have a written or electronic signature consent for storage in Kazakhstan or transfer of data abroad. Personal data may only be stored in Kazakhstan and only upon consent. Similarly, data may be transferred outside of Kazakhstan only upon consent.

Regulation of Telecommunications in Italy

Regulatory bodies

Autorità per le Garanzie nelle Comunicazioni (the Italian Communications Regulatory Authority, “AGCOM”) and the Communications Department of the Ministero Italiano Sviluppo Economico (“MISE”), whose competencies derive from EU regulations as adopted in Italy, together regulate all aspects of the telecommunications markets in Italy including the mobile, fixed-line and internet markets. Their regulatory powers primarily include licensing, authorizations, interconnection access, frequency allocation, numbering, universal service obligations, consumer protection, tariff regulation and arbitration of disputes between operators. For the resolution of disputes between users and operators of communications, AGCOM operates through a decentralized system, in close collaboration with the Regional Committees for Communications (“Co.Re.Com.”), which are special bodies located throughout Italy in order to provide assurance and control over communications systems at the regional level.

AGCOM is financed by telecommunications operators through a fee based on operators’ financial results. The public numbering schemes are decided by AGCOM while the Italian Ministry is responsible for numbering management and assignation.

Autorità Garante della Concorrenza e del Mercato (the Italian Competition Authority, “AGCM”) enforces competition law rules which, among the others, prohibit anticompetitive agreements among competitors (i.e. cartels), and the abuse of dominant positions, as well as review: (i) possible M&A deals which may create or strengthen dominant positions detrimental to competition and (ii) consumer protection issues and misleading advertising proceedings. The AGCM also has several other competencies, including protecting consumers from misleading advertising or comparative advertising which discredits competitors’ products or causes confusion, as well as protecting against unfair commercial practices.

Italian telecommunications operators are subject to the EU framework on telecommunications regulation which includes directives, recommendations and opinions. As a member of the European Union, Italy is required to implement directives issued by the European Union, which may take effect automatically. Regulations adopted at the EU level also have general application and are binding and directly applicable to EU member states.

The Italian Data Protection Authority (Garante per la protezione dei dati personali, the“DPA”) is an independent authority set up to protect fundamental rights and freedoms in connection with the processing of personal data, and to ensure respect for individuals’ dignity. The DPA was established in 1997, when the former Data Protection Act came into force. Tasks are set forth in the Data Protection Code 196/2003, which superseded the Data Protection Act 675/1996. The main activities of the DPA include: supervising compliance with the provisions protecting private life; handling claims, reports and complaints lodged by citizens; banning or blocking processing operations that are liable to cause serious harm to individuals; carrying out on-the-spot inspections to also access databases directly; reporting to judicial authorities on serious infringements; and raising public awareness of privacy legislation.

Regulatory framework

The Italian telecommunications market is regulated pursuant to a regulatory framework that was adopted by the European Commission in 2002 to harmonize the regulatory environment among European countries, to promote convergence between telecommunications and broadcast networks and services, and to further encourage competition in the telecommunications market. The EU regulatory framework was updated in 2009 and the Body of European Regulators for Electronic Communications (the “BEREC”) was established with the goal of contributing to the development and better functioning of the internal market, ensuring a consistent application of the regulatory framework. Among the others, BEREC delivers opinions on the draft decisions, recommendations and guidelines of the European Commission (the “Commission”) and provides advice, upon a reasoned request of the Commission or deliver opinions to the European Parliament and the Council, when needed, on any matter within its competence.

The most important aspects with respect to our business include regulations with respect to:

•	wholesale voice call termination on individual mobile networks;

•	wholesale local access provided at a fixed location;

•	wholesale central access provided at a fixed location for mass market products; and

•	wholesale high-quality access at a fixed location.

In April 2016, the “Telecom Single Market” regulation became effective, concerning a new charging regime for international roaming in European Union with a view towards abolishing any retail roaming surcharges by June 2017, and adopting internet net neutrality rules aimed at safeguarding the freedom of the internet and prohibiting undue traffic management techniques. This means that, provided that certain conditions are met and that customers have not chosen a different pricing model, European mobile operators may not apply different charges to customers travelling abroad within the European Union or the European Economic Area to those charges applied at a domestic level. The regulation is not expected to have a significant impact on operations.

Licenses

In Italy, licenses, authorizations and concessions (“LACs”) for rights to use frequencies and numbering are managed by the MISE. The continued existence and terms of LACs are subject to review by AGCOM. Moreover, LACs, as well as their renewal terms and conditions, may be affected by regulatory factors. Some of the Italy Joint Venture’s spectrum rights are expected to be extended this year, which will require the payment of a substantial fee to the Italian State.

MTRs

AGCOM imposes certain transparency, access, non-discrimination, price control and cost accounting obligations on each of the companies notified as having SMP (the historical 3 Italia business, Telecom Italia, Vodafone, the historical Wind business, BT Italia, Lycamobile, Noverca, Poste Mobile) in Italy. Since the end of 2013, the rates imposed have been the same across each mobile network operator (EUR 0.98 per minute as of December 31, 2016; approximately US$1.03 as of December 31, 2016).). In September 2015, AGCOM published its final decision (497/15/CONS) regulating MTR up to 2017 confirming existing regulated values (EUR 0.98 per minute) and extending the same measures imposed on mobile operators to four mobile virtual network operators (BT Italia, Lycamobile, Noverca and Poste Mobile). The regulated MTR price is valid only for traffic originated by customers of European Union or European Economic Area countries and terminated on one of the Italian regulated mobile operators listed above. In the same decision 497/15/CONS, the Authority, in consideration of the fact that extra-European Union (EU) or extra European Economic Area (EEA) Operators (companies) apply on their network termination rates that are higher than those regulated at a European level, has allowed Italian mobile operators to define, on a commercial basis, termination rates for calls originating from extra-EU or extra-EEA countries, in accordance with the general principles of fairness and reasonableness.

SMP

The Electronic Communications Code (updated in 2012) requires AGCOM to carry out market analysis to identify operators with SMP, in order to impose certain transparency, access, non-discrimination, price control and cost accounting obligations on such dominant operators or otherwise confirm, amend or withdraw the existing obligations imposed on them as per prior market analysis if AGCOM detects that the market is not competitive. The Italy Joint Venture has thus far not experienced a significant increase in regulatory oversight as a result of the merger.

The market analysis carried out by AGCOM is subject to the scrutiny and comments of the European Commission.

FTRs

AGCOM regulates FTR for certain SMP notified operators1 (currently EUR 0.043 per minute from July 2015; approximately US$0.045 as of December 31, 2016). Telecom Italia is regulated also on collection and transit fees (currently EUR 0.140 and EUR 0.093, respectively, per minute from July 2015; approximately US$0.147 and US$0.097, respectively, as of December 31, 2016). Administrative court appeals on the FTR have been rejected. In October 2016 AGCOM published the final decision about the last market analysis proceeding. In this decision, AGCOM defined the FTR for all SMP notified fixed operators, including the Italy Joint Venture, until 2019, while only Telecom Italia will continue to be regulated on the fixed call collection. The regulated FTR price is valid only for the traffic originated by customers of EU/EEA countries and terminated on Italian players.

MNP

Portability for both mobile and fixed-line is regulated in Italy by AGCOM. MNP is free of charge at wholesale and donating operator levels. A charge may be applied at the retail level where the customer requests to transfer the remaining prepaid credit from an old SIM to a new SIM bought by the customer with the new carrier. The inter-operator time taken to port a number is one business day. If the time taken is longer than three days, the customer receives compensation for each day’s delay after day one.

[1]	Acantho S.p.A., Adr TEL S.p.A., Brennercom S.p.A., BT Italia S.p.A., Clouditalia S.p.A., Colt Telecom S.p.A., Enter S.p.A., Fastweb S.p.A., Infracom Italia S.p.A., Intermatica S.r.l., Optima Italia S.p.A., Telecom Italia S.p.A., Terrecablate Reti e Servizi S.r.l., Tiscali Italia S.p.A., TWT S.p.A., Uno Communications S.p.A., Vodafone Italia S.p.A., Welcome Italia S.p.A., Wind Telecomunicazioni S.p.A.

Data Protection

The Italy Joint Venture, as a data controller and telecommunication company, is subject to data protection rules established both at the national level (e.g., The Italian Code for the Protection of Personal Data, Specific Measure on Cookies) and the European level (e.g., EU Directives 2009/136 and 2009/140). These rules constitute the framework for data protection and encompass a wide range of obligations, which can be roughly divided into three main areas: (i) basic obligations for personal data processing, such as minimum security measures for data processing, security measures for traffic data processing and security measures for system administrators, (ii) obligations specifically related to profiling and enrichment (individual or aggregated), and (iii) data transfers to third party.

The EU Data Protection Directive, as implemented into national laws by the EU member states, imposes strict obligations and restrictions on the processing of personal data. The new EU-wide General Data Protection Regulation (GDPR) will become effective on May 25, 2018 (alongside the ePrivacy Regulation), replacing the current EU data protection laws, and will implement more stringent operational requirements for processors and controllers of personal data.

On April 4, 2013, the DPA issued new provisions for telecommunications operators relating to the implementation of the law on disclosure of breaches of personal data. The company has already implemented proper procedures on Data breach notifications. Updates are ongoing.

Other

Fixed-line and access regulation

Pursuant to EU law, national regulatory authorities, including AGCOM, may require an operator with SMP to regularly produce a number of RIOs, setting forth the terms and conditions on which such operator will provide access to specified services approved by the regulator. For example, the RIOs of Telecom Italia cover the following services: (i) fixed-line collection, termination and transport, (ii) interconnection services (circuits), (iii) LLU, (iv) copper bitstream, (v) WLR and (vi) NGA, wholesale offers. ANOs, including the Italy Joint Venture, are also obliged to prepare and communicate to AGCOM and other interconnected operators their RIO only regarding FTRs.

AGCOM reviewed the rules applicable from 2014 to 2017 in the fixed access markets (the “market analysis”) and, based on such a market analysis, AGCOM is in the process of completing the review of RIOs from operators notified as having SMP on an yearly basis. Fixed access markets include: wholesale call termination on individual public telephone networks provided at a fixed location; wholesale local access provided at a fixed location; wholesale central access provided at a fixed location for mass-market products; and wholesale high-quality access provided at a fixed location. AGCOM is also reviewing Telecom Italia Mobile’s (“TIM”) proposal on fixed ancillary services (connection and maintenance) in order to ensure that, when providing fixed wholesale access services, TIM does not treat alternative fixed operators in a discriminatory manner as compared to its own retail division. In April 2016, TIM filed a claim asking for the partial annulment of AGCOM Resolution number 623/15/CONS, in particular in relation to the testing carried out to determine if its retail offers could be replicated by efficient alternative operators using regulated wholesale services, such that there would be equality of treatment between operators.

AGCOM’s Resolution n. 86/15/CONS in 2015 codified a significant price reduction of ULL/WLR/WBA services for the year 2010-2012. The Resolution is currently being disputed in court.

In July 2016, the Consiglio di Stato issued a ruling related to the claim filed by Telecom Italia and Fastweb partially annulling AGCOM’s Resolution n. 747/13/CONS (setting the LLU price for 2013) and 746/13/CONS (setting the WBA price for 2013). In light of this, AGCOM should review the proceedings in 2013 in relation to ULL and WBA services. Resulting changes applicable to our business might occur at the end of the AGCOM review process in case 2013 LLU and WBA wholesale access prices are increased or decreased as compared to what we are paying currently.

Universal service obligations

Fixed and mobile operators are required to compensate Telecom Italia for net costs related to universal service provision. The amounts of such contributions are determined by AGCOM.

International roaming

Since 2017, EU regulations on roaming have implemented a steady reduction in retail and wholesale roaming charges for calls/SMS/data made to destinations within the European Union and the European Economic Area, for customers roaming within the European Economic Area. EU regulation N. 2012/531, approved in 2012 introduced an obligation on the network operators, starting in July 2014, to grant decoupling of roaming services from domestic ones and grant data only roaming access on a Wi-Fi-like model (so-called “local break out”). The “Telecom Single Market” regulation, effective as of April 2016, modified the local break out regulation and introduces a “roaming like at home” principle aimed at abolishing any retail roaming surcharges by June 15, 2017 and applying fair use policies to inform customers of the conditions under which they can enjoy the benefits of the “roam like at home” scheme. Since April 2016, a transitional regime has been implemented under which limited surcharges are allowed. With respect to the transitional regime, proceedings for incompliance have been opened by AGCOM against some Italian mobile operators including the Italy Joint Venture with respect to rates charged to customers.

The “Telecom Single Market” regulation, effective as of April 2016 eliminates the obligation to decouple roaming services from domestic ones, while maintaining the obligation to allow data only roaming access on a Wi-Fi-like model (“local break out”). Lower wholesale caps, compared to those currently in force, applicable to international roaming services within European Union are due to take effect in June 2017.

Telecommunications Service Charters and regulation on consumer protection

Italian telecommunications operators are required to implement, and are subject to the obligations contained within, the Telecommunications Services Charters, as determined by AGCOM. AGCOM updates these regulations on a periodic basis following the evolution of services and technology, and also opens specific procedures based on customer complaints submitted to AGCOM. AGCOM has introduced specific regulation on consumer safeguards in all market sectors.

The implementing resolution establishes general criteria for the quality of telecommunications services and provides sanctions for non-compliance including refunds for customers. In addition, AGCOM adopted specific resolutions on quality and services charters in relation to each of the main areas of electronic communications services (fixed-line voice calls, mobile and personal communications, Pay TV and internet access) setting forth the level of quality for services typically provided in each of these areas.

AGCOM has started various working groups and consultations and has issued certain decisions to reform the regulation of various areas of telecommunications services, such as call center quality, new comparative web-site, avoiding high billing and other customer-focused measures.

Both of the historical Wind and 3 Italia businesses, and also all other players, have been fined in the last few years for non-compliance with specific aspects of the consumers protection regulation or Consumer Code.

In 2016 AGCOM fined the historical Wind business EUR 340,000 and the historical 3 Italia business EUR 320,000 for not complying with the mobile numbers termination procedure. AGCM fined the historical Wind business for unfair commercial practices related to reduction of renewal from 30 days to 28 days in combination with sale installments of products. In 2017, AGCOM fined the historical Wind business and the historical 3 Italy business for improperly applying EU Regulation N. 2012/531 on roaming like at home. AGCM fined the historical Wind business EUR 450,000 regarding teleselling. Similar sanctions have been imposed on other operators.

Sanctions Regimes

In connection with the situation in Russia and Ukraine, the United States, the European Union, and a number of countries have imposed (i) sanctions that block the property of certain designated businesses, organizations and individuals, (ii) sectoral sanctions that prohibit certain types of transactions with specifically designated businesses operating in certain sectors of the Russian economy, currently including the financial services, energy, and defense sectors, and (iii) territorial sanctions restricting investment in and trade with Crimea. The U.S. and EU sanctions target entities owned and/or controlled by designated entities and individuals. Further, under the U.S. sanctions regime, even non-U.S. persons who engage in certain prohibited transactions may be exposed to secondary sanctions, such as the denial of certain privileges, including financing and contracting with U.S. persons or within the United States.

In addition, the United States and the European Union have implemented certain export control restrictions related to Russia’s energy sector and military capabilities. Ukraine has also enacted sanctions with respect to certain Russian entities and individuals. Russia has responded with countermeasures, currently including limiting the import of certain goods from the United States, the European Union, Ukraine and other countries, imposing visa bans on certain persons, and imposing restrictions on the ability of Russian companies to comply with sanctions imposed by other countries. Russia recently announced sanctions against Turkey in response to an incident involving Russian and Turkish military aircraft in November 2015, including imposing a ban on Russian companies hiring Turkish workers and the imposition of visa requirements, as of January 1, 2016.

Ukraine has assigned a “temporary occupied territories” status to Crimea and an “anti-terrorist operation zone” status to certain Eastern Ukraine regions which are currently not under the Ukrainian government’s control, and has imposed certain restrictions and prohibitions on trade in goods and services in such territories. Kyivstar shut down its network in Crimea in 2014 as well as its network in certain parts of Eastern Ukraine in 2015 and, in each case, has written off the relevant assets. Under terms of its telecommunications licenses, Kyivstar is obliged to provide services throughout Ukraine. Kyivstar has notified the regulatory authorities that Kyivstar has stopped providing services in these areas and has requested clarification from such authorities regarding telecommunications operations in such areas. Since September 2014, legislation has been in effect in Ukraine that authorizes the cancellation of telecommunications licenses for sanctioned parties.

For a discussion of the material effects of these sanctions regimes on our business and the risks to our business as a result of the current sanctions regimes, please refer to “Item 3—D. Risk Factors—Risks Related to Our Markets—Our operations may be adversely affected by ongoing developments in Russia and Ukraine” and “Item 3—D. Risk Factors—Legal and Regulatory Risks—New or proposed changes to laws or new interpretations of existing laws in the markets in which we operate may harm our business.”